Exhibit 99.2
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Russell L. CHENU
Date of last notice	7 March 2008

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Not applicable.

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable.

Date of change	Not applicable.

No. of securities held prior to change	• 20,000 fully paid ordinary shares/CUFS registered in the name of the Director; and • 442,000 options over unissued ordinary fully paid shares/CUFS.

Class	Not applicable.

Number acquired	Nil

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Not applicable.

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change
• 20,000 fully paid ordinary shares/CUFS registered in the name of the Director; and
• 442,000 options over unissued ordinary fully paid shares/CUFS, comprising:
o 93,000 options under the 2001 Equity Incentive Plan;
o 90,000 options under the Managing Board Transitional Stock Option Plan 22 August 2005;
o 133,000 options (ROCE) under the 2006 JHINV Long Term Incentive Plan; and
o 126,000 options (TSR) under the 2006 JHINV Long Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Not applicable.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable.

Nature of interest	See below.

Name of registered holder (if issued securities)	Not applicable.

Date of change	15 September 2008

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable.

Interest acquired	108,637 Relative TSR Restricted Stock Units. These Restricted Stock Units are subject to a single TSR based hurdle measured over a performance period of 3 to 5 years from the grant date. They are granted pursuant to the 2006 JHINV Long Term Incentive Plan, as approved by shareholders at the 2008 Annual General Meeting.

Interest disposed	Not applicable.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid for the Restricted Stock Units.

Interest after change	108,637 Relative TSR Restricted Stock Units.

+ See chapter 19 for defined terms.

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